EXHIBIT 99.1

Cathedral Energy Services and Precision Drilling Announce Business Transaction, Strategic Alliance and Newly Appointed Board Member

CALGARY, Alberta, July 23, 2021 (GLOBE NEWSWIRE) -- Cathedral Energy Services Ltd. (TSX:CET) (“Cathedral”) and Precision Drilling Corporation (TSX: PD, NYSE: PDS) (“Precision”) are pleased to announce the closing of Cathedral’s acquisition of Precision’s directional drilling business (the “Transaction”) for a purchase price of $6,350,000.   The Transaction includes operating assets and personnel of Precision’s directional drilling business (including its operations facility in Nisku, Alberta), along with an additional $3 million cash investment by Precision to support growth and expansion of Cathedral, including continuing the buildout of RapidFireTM measurement-while-drilling guidance systems and nDuranceTM drilling motors. Additionally, the Transaction is expected to enhance margins as expenses related to rental equipment used by Precision are replaced with proprietary Cathedral tools.

As part of the Transaction, Cathedral and Precision have entered into a strategic marketing alliance (the “Alliance”), which is expected to produce new U.S. and Canadian customer opportunities for Cathedral as well as potential integrated service offerings for customers. The Alliance is expected to support both parties’ technology initiatives and lead the future of directional drilling. Precision’s market leading AlphaTM digital technologies (AlphaApps, AlphaAutomation and AlphaAnalytics) are focused on automation and drilling performance and pair well with Cathedral’s premium downhole equipment and directional drilling expertise.

The parties have also entered into an investor rights agreement pursuant to which, among other things, Precision was granted the right to nominate a member to Cathedral’s board of directors and certain customary participation rights in respect of future sales of securities by Cathedral. Precision will maintain such rights for so long as it continues to hold 10% or more of Cathedral’s common shares (calculated on a partially diluted basis giving effect to the exercise or conversion of any convertible securities which may be held by Precision).

Precision nominee Shuja Goraya, who is currently employed by Precision as their Chief Technology Officer, has been appointed to the Cathedral board of directors. Based in Houston, Texas, Mr. Goraya has a Bachelor of Engineering degree and has worked for over 25 years in the energy services sector, most recently with Schlumberger Limited. Mr. Goraya’s technical expertise and extensive directional drilling background will be a strong complement to Cathedral’s board.

The purchase price was satisfied through the issuance by Cathedral to Precision of 13,400,000 common shares of Cathedral (the “Consideration Shares”) along with warrants to purchase an additional 2,000,000 common shares of Cathedral at a price of $0.60 per common share within a two-year period after closing. In addition to a 4-month statutory hold period on the Consideration Shares, the parties have agreed to contractual restrictions on resale as follows: 25% of the Consideration Shares are restricted until January 22, 2022; a further 25% of the Consideration Shares are restricted until July 22, 2022; and a further 50% of the Consideration Shares are restricted until July 22, 2023, subject to certain exceptions.

As stated by Tom Connors, Cathedral President & CEO, “This strategic combination and alliance with Precision initiates some necessary consolidation and cements our position as one of the larger directional drilling contractors in the Canadian market space. It further provides for a strong platform for growth into the future as we harness the combined strength of Precision’s brand, market presence, operational footprint, and AlphaTM suite of digital technologies with the proprietary technology, focused experience and expertise of Cathedral. As the industry continues to evolve and drive efficiency through technology we are also excited about the capacity and potential, through this partnership, to develop directional specific apps and technology that further differentiate our offering and help set our performance apart in the marketplace. Additionally, the integrated service and technological offering enabled by this partnership has the potential to provide a greener future for the provision of directional drilling services as we advance the development and delivery of a reduced footprint in the field through reliable “remote” products and technology.” On the addition of Mr. Goraya to the board, Mr. Connors added, “Mr. Goraya is well known and highly regarded in the industry, we are excited to welcome his perspective and experience to our board and look forward to his contribution to the further growth and evolution of Cathedral.”

President and Chief Executive Officer of Precision, Kevin Neveu, noted “Our investment and strategic partnership with Cathedral allow for the combined strengths of both entities to further advance directional specific technologies and provide a differentiated service offering.   The combination of Cathedral’s people, technology, and industry-specific focus with our operating platform and AlphaTM suite of digital technologies will drive further value for our customers as we continue to push efficiency benchmarks within the industry.”

Precision did not hold any securities of Cathedral prior to the transaction. Post-closing, Precision owns approximately 17.5% of Cathedral’s issued and outstanding common shares on a non-diluted basis and approximately 19.6% on a partially diluted basis giving effect to the exercise of the warrants. Precision may increase or decrease its investment, directly or indirectly, in Cathedral from time to time, depending on market conditions or any other relevant factors.

FORWARD-LOOKING INFORMATION

This news release contains statements and information that, to the extent that they are not historical fact, may constitute "forward-looking information" within the meaning of applicable securities legislation. Forward-looking information is typically, but not always, identified by the use of words such as "proposed", "expected", "will" and similar words, including negatives thereof, or other similar expressions concerning matters that are not historical facts. Forward-looking information in this news release includes, but is not limited to, statements regarding: the expected benefits of the strategic marketing alliance, use of cash received as part of the transaction, expected market share growth and expanded offering to Precision’s former directional drilling customers and other statements relating to the expected operation of and benefit from the assets and business purchased in the Transaction going forward. Such forward-looking information is based on various assumptions and factors that may prove to be incorrect, including, but not limited to, factors and assumptions with respect to: the ability of Cathedral to integrate the acquired business into Cathedral’s business; and the ability of Cathedral and Precision to successfully implement their strategic plans and initiatives and whether such strategic plans and initiatives will yield the expected benefits. Although Cathedral and Precision believe that the assumptions and factors on which such forward-looking information is based are reasonable, undue reliance should not be placed on the forward-looking information because Cathedral and Precision can give no assurance that it will prove to be correct or that any of the events anticipated by such forward-looking information will transpire or occur, or if any of them do so, what benefits Cathedral and Precision will derive there from. Actual results could differ materially from those currently anticipated due to a number of factors and risks including, but not limited to: conditions in the oil and gas market; fluctuations in market conditions, including in securities markets; economic factors; and the impact of general economic conditions and the COVID-19 pandemic in Canada and the United States. Additional information regarding risks and uncertainties relating to Cathedral's business are contained under the heading "Risk Factors" in the Company's annual information form for the financial year ended December 31, 2020 and Cathedral's other public filings, copies of which are available under Cathedral's profile on SEDAR at www.sedar.com. Additional information regarding risks and uncertainties relating to Precision’s business are contained under the heading “Risk Factors” in Precision’s annual information form for the financial year ended December 31, 2020 and Precision’s other public filings, copies of which are available under Precision’s profile on SEDAR at www.sedar.com. The forward-looking information included in this news release is made as of the date of this news release and Cathedral and Precision do not undertake an obligation to publicly update such forward-looking information to reflect new information, subsequent events or otherwise, except as required by applicable law.

ABOUT CATHEDRAL

Cathedral Energy Services Ltd., based in Calgary, Alberta is incorporated under the Business Corporations Act (Alberta) and operates in the U.S. under Cathedral Energy Services Inc. Cathedral is publicly traded on the Toronto Stock Exchange under the symbol "CET". Cathedral is a trusted partner to North American energy companies requiring high performance directional drilling services. We work in partnership with our customers to tailor our equipment and expertise to meet their specific geographical and technical needs. Our experience, technologies and responsive personnel enable our customers to achieve higher efficiencies and lower project costs. For more information, visit www.cathedralenergyservices.com.

ABOUT PRECISION

Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of Super Series drilling rigs supported by an industry leading technology platform that offers innovative drilling solutions to deliver efficient, predictable and repeatable results through service differentiation. Precision also offers well service rigs, camps and rental equipment all backed by a comprehensive mix of technical support services and skilled, experienced personnel. Precision is headquartered in Calgary, Alberta, Canada. Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

Requests for further information should be directed to:

Tom Connors, President & Chief Executive Officer

Ian Graham, Chief Financial Officer

Cathedral Energy Services Ltd.

6030 3 Street S.E.

Calgary, Alberta T2H 1K2

Telephone: 403.265.2560, Fax: 403.262.4682

www.cathedralenergyservices.com

Carey Ford, Senior Vice President and Chief Financial Officer

Precision Drilling Corporation

800, 525 - 8th Avenue S.W.

Calgary, Alberta, Canada T2P 1G1

Telephone: 713.435.6100

www.precisiondrilling.com

For a copy of the early warning report filed by Precision under applicable Canadian securities legislation in connection with its acquisition of Cathedral securities, please go to Cathedral’s profile on the SEDAR website (www.sedar.com) or contact Precision as set forth above.